UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10177

516-951-9074

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

As previously disclosed, on March 31, 2025, Paranovus Entertainment Technology Limited (the “Company”) consummated the acquisition (the “Transaction”) of  51% equity interest in Bomie Wookoo Inc., a corporation organized under the laws of the state of New York (“BW”), pursuant to a share purchase agreement in the form of Exhibit 10.1 to the Current Report on Form 6-K of the Company filed with the U.S. Securities and Exchange Commission (“SEC”) on March 3, 2025 (the “Purchase Agreement”).

The Company filed a Current Report on Form 6-K with the SEC on March 31, 2025 (the “Original Filing”) to report the consummation of the Transaction pursuant to the terms of the Purchase Agreement. This Current Report on Form 6-K/A is being furnished to amend the exhibits of the Original Filing to provide the required financial statements. No other amendments are being made to the Original Filing.

The audited combined financial statements of BW and its subsidiary as of and for the years ended March 31, 2024 and 2023, and the notes thereto, are filed as Exhibit 99.1 hereto and are incorporated herein by reference. The unaudited condensed combined financial statements of BW and its subsidiary as of and for the six months ended September 30, 2024 and 2023, and the notes thereto, are filed as Exhibit 99.2 hereto and are incorporated herein by reference.

The unaudited pro forma combined financial statements as of and for the six months ended September 30, 2024 for the year ended March 31, 2024, and the notes thereto, are filed as Exhibit 99.3 hereto and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Enrome LLP
99.1	Audited combined financial statements of BW for the years ended march 31, 2024 and 2023
99.2	Unaudited condensed combined financial statements of BW for the six months ended September 30, 2024 and 2023
99.3	Unaudited pro forma combined financial statements for the six months ended September 30, 2024 and for the year ended March 31, 2024

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: June 6, 2025	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

3